COASTAL PACIFIC MINING CORP.
 ENTERS INTO SECURITIES PURCHASE AGREEMENT

CALGARY, Alberta, November 5, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), announces the Company has completed $1,000,000 of a $2,000,000 private financing for operations and exploration of its properties.  The Company has entered into Stock Purchase Agreements (the “Purchase Agreements”) with four investors  (the “Investors”) to fund a total of $1,000,000 in six month convertible notes.  The Purchase Agreements provide for the issuance of six month convertible notes, convertible into common shares of the Company at a price of $0.35 per share  (the “Shares”).  In addition to the Shares, the Company also agreed to issue Class A Warrants exercisable into 1,428,571 shares of the Company’s common stock at an exercise price of $0.40 per share and 2,857,143 and Class B Warrants and at an exercise price of $0.50 per share.  Each of the Warrants has a five year term.  The warrants have certain registration rights.

From the date of the Agreement until the Investors hold any of the Shares, the Investors agrees not to pledge, hypothecate, loan or enter into short sales or other hedging transactions with broker-dealers or other financial institutions.  Further, the Company agreed that for any debt, equity or equity linked private financing by ways of shares of common stock of the Company consummated with twelve (12) months after the Closing, the Investors shall have a pro-rata right to purchase all or a part of the private financing on the same terms and conditions, and the Investors shall be precluded from converting the notes or from exercising the warrants previously issued under the Purchase Agreements until the Investors have either agreed to match the terms of the said financing or five (5) days after the rejection by the Investors,  whichever shall occur later.  The Investors shall have five (5) trading days to respond to a signed and accepted term sheet by the Company.

The Company expects to expend the majority of the funds raised by this committed funding on the Santa Rita property exploration program currently being prepared for the Company, with some funds reserved for operations.  The Company intends to undertake a flow-through share offering to raise the funds required for exploration of the Hotstone Property.

There can be no assurance that the Company will be successful in raising further funding.

About Coastal Pacific
Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will partner with companies having mineral properties to develop and produce. Currently the Company has option agreements in place for properties in Ontario, Canada and the Province of Huancavelica, Peru.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as currency for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Contact
Joseph Bucci, President
927 Drury Ave NE
Calgary, Alberta T2E 0M3
403.612.3001
joebucci@coastalpacificminingcorp.com

www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

This is not an offer by the Company to buy or sell securities but is provided for information purposes only.

Cautionary note:
Our mineral properties have reports may use terms which are recognized and permitted under Canadian regulations.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

www.coastalpacificminingcorp.com	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 Toll Free: (877) 931-0110 - Tel: (403) 612-3001 - Fax: (403) 313-5449